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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___ )*


                          BIOSOURCE INTERNATIONAL, INC.
                                (Name of Issuer)



                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)




                                   09066H 10 4
                                 (CUSIP Number)




                                 MARCH 15, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  / / Rule 13d-1(b)
  /x/ Rule 13d-1(c)
  / / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 09066H 10 4              SCHEDULE 13G                     Page 2 of 8

---------------------------- -----------------------------------------------------------------------------------------
             1               NAMES OF REPORTING PERSONS
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                             The St. Paul Companies, Inc.
                             41-0518860

---------------------------- -----------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                             Not Applicable                      (a)

                                                                 (b)

---------------------------- -----------------------------------------------------------------------------------------
             3               SEC USE ONLY

---------------------------- -----------------------------------------------------------------------------------------
             4               CITIZENSHIP OR PLACE OF ORGANIZATION
                             Minnesota corporation

---------------------------- -----------------------------------------------------------------------------------------

         NUMBER OF                     5            SOLE VOTING POWER
          SHARES                                             0
                             ---------------------- ------------------------------------------------------------------
       BENEFICIALLY
         OWNED BY                      6            SHARED VOTING POWER
           EACH                                              600,000 (see Item 4)
                             ---------------------- ------------------------------------------------------------------
         REPORTING
          PERSON                       7            SOLE DISPOSITIVE POWER
           WITH                                              0
                             ---------------------- ------------------------------------------------------------------

                                       8            SHARED DISPOSITIVE POWER
                                                             600,000 (see Item 4)
---------------------------- ---------------------- ------------------------------------------------------------------
             9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             600,000 (see Item 4)
---------------------------- -----------------------------------------------------------------------------------------
            10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /
                             Not Applicable

---------------------------- -----------------------------------------------------------------------------------------
            11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                             6.0%
---------------------------- -----------------------------------------------------------------------------------------
            12               TYPE OF REPORTING PERSON*
                             CO
---------------------------- -----------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 09066H 10 4                  SCHEDULE 13G                 Page 3 of 8

---------------------------- -----------------------------------------------------------------------------------------
             1               NAMES OF REPORTING PERSONS
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                             St. Paul Fire and Marine Insurance Company
                             41-0406690

---------------------------- -----------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                             Not Applicable                      (a)

                                                                 (b)

---------------------------- -----------------------------------------------------------------------------------------
             3               SEC USE ONLY

---------------------------- -----------------------------------------------------------------------------------------
             4               CITIZENSHIP OR PLACE OF ORGANIZATION
                             Minnesota corporation

---------------------------- -----------------------------------------------------------------------------------------

         NUMBER OF                     5            SOLE VOTING POWER
          SHARES                                             0
                                                    ------------------------------------------------------------------
       BENEFICIALLY
         OWNED BY                      6            SHARED VOTING POWER
           EACH                                              600,000 (see Item 4)
                             ---------------------- ------------------------------------------------------------------
         REPORTING
          PERSON                       7            SOLE DISPOSITIVE POWER
           WITH                                              0
                             ---------------------- ------------------------------------------------------------------

                                       8            SHARED DISPOSITIVE POWER
                                                             600,000 (see Item 4)
---------------------------- -----------------------------------------------------------------------------------------
             9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             600,000 (see Item 4)
---------------------------- -----------------------------------------------------------------------------------------
            10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /
                             Not Applicable

---------------------------- -----------------------------------------------------------------------------------------
            11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                             6.0%
---------------------------- -----------------------------------------------------------------------------------------
            12               TYPE OF REPORTING PERSON*
                             CO
---------------------------- -----------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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Item 1(a).        NAME OF ISSUER:

                  The name of the issuer is BioSource International, Inc. (the "Issuer").

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The address of the principal executive offices of the Issuer is 542 Flynn Road, Camarillo, CA 93012.

Item 2(a).        NAME OF PERSONS FILING:

                  The St. Paul Companies, Inc. ("The St. Paul") and St. Paul Fire and Marine Insurance Company ("F&M"). The St. Paul and F&M are collectively referred to herein as the "Reporting Persons."

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  The principal business address of each of the Reporting Persons is 385 Washington Street, St. Paul, Minnesota 55102.

Item 2(c).        CITIZENSHIP:

                  Each of The St. Paul and F&M is a  Minnesota corporation.

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share, of the Issuer (the "Common Stock").

Item 2(e).        CUSIP NUMBER:

                  The CUSIP number of the Common Stock is 09066H 10 4.

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS A:

                  (a) / / Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

                  (b) / /  Bank, as defined in Section 3(a)(6) of the Act.

                  (c) / / Insurance Company, as defined in Section 3(a)(19) of the Act.

                  (d) / / Investment Company registered under Section 8 of the Investment Company Act of 1940.

                  (e) / / Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940.

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                  (f) / /  Employee Benefit Plan, Pension Fund, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

                  (g) / / Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item
                           7).

                  (h) / / Savings Associations, as defined in Section 3(b) of the Federal Deposit Insurance Act.

                  (i) / / Church Plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

                  (h) / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



Item 4.           OWNERSHIP:

         (a) Amount beneficially owned: Each of The St. Paul and F&M may be deemed to own beneficially 600,000 shares of Common Stock of the Issuer. F&M is a wholly owned subsidiary of The St. Paul. F&M is the 99% owner of St. Paul Venture Capital VI, LLC ("SPVC VI"). F&M beneficially owns, through its 99% ownership interest in SPVC VI, 600,000 shares of Common Stock. By virtue of the affiliate relationships among The St. Paul, F&M and SPVC VI, each of The St. Paul and F&M may be deemed to own beneficially all of the shares described in this Schedule 13G. Hence, each of The St. Paul and F&M may be deemed to beneficially own 600,000 shares of the Common Stock of the Issuer.

         (b) Percent of class: The St. Paul: 6.0% and F&M: 6.0%. The foregoing percentages are calculated based on the 10,397,753 shares of Common Stock represented to be outstanding by the Issuer on its most recently filed annual report on Form 10-K for the fiscal year ended December 31, 2000.

         (c) Number of shares as to which each of The St. Paul and F&M has:

                  (i)      Sole power to vote or to direct the vote.................       0

                  (ii)     Shared power to vote or to direct the vote............... 600,000

                  (iii)    Sole power to dispose or to direct the disposition of....       0

                  (iv)     Shared power to dispose or to direct the disposition of.. 600,000

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable.

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Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.

Item 10.          CERTIFICATION:

                  By signing below, each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 17, 2001.

THE ST. PAUL COMPANIES, INC.



         By:      /s/ Bruce A. Backberg
              ---------------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President



ST. PAUL FIRE AND MARINE INSURANCE COMPANY



         By:      /s/ Bruce A. Backberg
             ----------------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President

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                                    EXHIBIT I

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of BioSource International, Inc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  April 17, 2001

THE ST. PAUL COMPANIES, INC.



         By:      /s/ Bruce A. Backberg
             ----------------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President



ST. PAUL FIRE AND MARINE INSURANCE COMPANY



         By:      /s/ Bruce A. Backberg
             ----------------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President